PRIMERO REPORTS 31% INCREASE IN 2012 YEAR-END GOLD MINERAL RESERVES AND 35% INCREASE IN 2012 YEAR-END INDICATED GOLD MINERAL RESOURCES

Toronto, Ontario, March 26, 2013 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P) (NYSE:PPP) today announced year-end Mineral Reserves and Mineral Resources for its San Dimas mine. The Company reported that Probable Gold Mineral Reserves increased 31% over year-end 2011, to 660,400 ounces, or 19% on a per share basis and that Indicated Gold Resources increased 35% over year-end 2011 to 779,600 ounces (inclusive of Mineral Reserves).

”Our exploration team was very successful at discovering new ounces in 2012” stated Mr. Joseph F. Conway, President and Chief Executive Officer, “adding value per share for shareholders and demonstrating the high quality of the San Dimas asset. We increased the contained gold and silver ounces in Mineral Reserves and Mineral Resources, replacing the 12 month gold depletion by a significant 269%. The discovery of two new high-grade veins in our exploration area, the Sinaloa Graben, supports our belief that this new block represents the future of the San Dimas mine. These discoveries also contributed to our decision to expand the mine to 2,500 tonnes per day. With this expansion on-track to be completed in the first quarter of 2014 our focus is now on adding sufficient ounces in 2013 to justify a potential further expansion to 3,000 tonnes per day. Our exploration team is focused on identifying new ounces in close proximity to existing infrastructure, and specifically exploring for the extensions of the prolific Roberta and Robertita vein systems into the Sinaloa Graben. The discovery of an additional mineable high-grade vein would likely be enough to support a decision to expand the mine to 3,000 tonnes per day, resulting in San Dimas being capable of producing approximately 190,000 gold equivalent ounces per year.”

The following is Primero’s accounting of the Company’s Mineral Reserve changes since year-end 2011:

	Gold	Silver
	(ounces)	(000 ounces	)

Probable Mineral Reserves as at December 31, 2011	505,492	31,801
Mining depletion during 2012	(91,697)	(5,502)
Probable Mineral Reserve ounce increase during 2012*	246,623	13,078
Probable Mineral Reserves as at December 31, 2012	660,418	39,377

* Includes an impact due to metal price and cut-off grade changes. Reserve metal prices changed from $1,250 per ounce of gold and $20 per ounce of silver in 2011 to $1,400 per ounce of gold and $25 per ounce of silver in 2012; cut-off grade changed from 2.5 g/t in 2011 to 2.4 g/t in 2012.

As at December 31, 2012, the Company reported adding 246,623 ounces of gold to the Probable Mineral Reserves, before depleting 91,697 ounces during the year. This equates to replacing the 12 month gold depletion by 269%.

Mineral Reserves and Mineral Resources

The Company retained AMC Mining Consultants (Canada) Ltd. (“AMC”) for its year-end 2011, mid-year 2012 and year-end 2012 Mineral Reserve and Mineral Resource updates. The Company’s Mineral Reserves and associated Mineral Resources were estimated using a block modelling approach with ordinary kriging interpolation. The remaining veins outside of Mineral Reserves were estimated using a polygonal method. The Mineral Reserves and associated Mineral Resources were constrained in 18 individual geological models (15 individual geological models in 2011) based on wireframes of the various veins. These wireframes were modelled along the vein contacts, and were defined by gold and silver grades, structural geology, quartz veining and mineral alteration. Block dimensions were based on grade estimation blocks of 10 metres by 10 metres by vein width. Grade capping was applied for some veins based on the results of log probability plots of the accumulated gold and silver grades. To convert Mineral Resources to Mineral Reserves, mining dilution was added and mining recovery factors were applied on an individual vein basis and respecting mining methodology. For the block-modelled veins, Indicated Mineral Resources were generally estimated using a distance of approximately 15 metres from data and Inferred Mineral Resources were estimated 30 metres from data. The distance from sample data was extended to between 20 m and 30 m for areas of the Indicated Mineral Resource where drilling was completed in 2012 and sampled at the SGS laboratory.

The Company has implemented revised quality control procedures during 2012 and continues to utilize an external laboratory for all drill samples until equipment at the site laboratory can be replaced.

Table 1: San Dimas Mine Mineral Reserves and Mineral Resources as at December 31, 2012.

Classification	Tonnage	Gold Grade	Silver Grade	Contained Gold	Contained
	(million tonnes)	(g/t)	(g/t)	(000 ounces)	Silver
					(000 ounces)
Mineral Reserves
Probable	4.579	4.5	267	660	39,377
Mineral Resources
Indicated	3.748	6.5	389	780	46,877
Inferred	6.144	3.9	327	762	64,637

Notes to Mineral Reserve Statement:
1.

Cutoff grade of 2.4 grams per tonne (”g/t”) gold equivalent (“AuEq”) based on total operating cost of US$104.73/t. Metal prices assumed are gold US$1,400 per troy ounce and silver US$25 per troy ounce. Silver supply contract obligations have been referenced in determining overall vein reserve estimate viability.

2.	Processing recovery factors for gold and silver of 97% and 94% assumed.
3.	Exchange rate assumed is 13 pesos/US$1.00.
4.	The Mineral Reserve estimates were prepared by Mr. Herbert A. Smith P.Eng. of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of National Instrument 43-101 (“NI 43-101”).

Notes to Mineral Resource Statement:
1.	Mineral Resources are total and include those resources converted to Mineral Reserves.
2.	A 2.0g/t Au Eq cutoff grade is applied and the AuEq is calculated at a gold price of US$1,625 per troy ounce and a silver price of US$25 per troy ounce.
3.	A constant bulk density of 2.7 tonnes/m3 has been used.
4.	The Mineral Resource estimates were prepared by Mr. Rodney Webster MAusIMM, MAIG and Mr. J. Morton Shannon P.Geo., both of AMC Mining Consultants (Canada) Ltd. and a QP for the purposes of NI 43-101.

As a simple sensitivity exercise, prices of US$1,600 per ounce for gold and US$29 per ounce for silver were applied to the final Mineral Reserve estimate, giving numbers of the order of 4.7 million tonnes at 4.4 g/t gold and 261 g/t silver, representing approximately 664,000 ounces of gold and 39.7 million ounces of silver.

There is significant exploration potential at San Dimas beyond the stated Mineral Resources and Mineral Reserves. The scale of the identified targets was not thoroughly reviewed at December 31, 2012, but is expected to remain in the order of 6-10 million tonnes at grade ranges of 3-5 grams per tonne of gold and 200-400 grams per tonne of silver, as estimated at December 31, 2011. This potential mineralization has been estimated by Primero from geological and grade modelling. It should be noted that these targets are conceptual in nature. There has been insufficient exploration to define an associated Mineral Resource and it is uncertain if further exploration will result in the targets being delineated as a Mineral Resource.

Mine Exploration Success Leads Way for District Exploration Program

The Company has planned a $15.4 million exploration program for 2013 that aims to again increase reserves and resources and define higher-grade underground mineralization. Following the successful 2012 exploration program Primero has initiated a district exploration program in 2013. The exploration work will be divided between Mine Exploration (delineation and exploration drilling and drifting from underground in the San Dimas mine) and District Exploration (field activities and exploration drilling from surface on the San Dimas property as well as the Ventanas property).

The Mine Exploration program includes approximately 54,000 metres of diamond drilling and 3,900 metres of exploration drifting. The Mine Exploration program will focus mainly on reserve and resource development and the exploration for the extension of the known underground veins. The majority of the delineation drilling is planned for the Roberta/Robertita and Marina 1/Marina 2 vein systems in the Central Block and the Victoria/Alexa and Elia/Aranza vein systems in the Sinaloa Graben.

The San Dimas property covers an area of 24,825 hectares. More than 120 veins have been recognized, explored and some of them exploited starting in 1928. However, the historic records show the outcrop of more than 260 veins. To date, half of the San Dimas property is completely unexplored, either because of the barren geological capping or lack of basic geological reconnaissance. Therefore, the potential to discover new economic veins regionally is considered excellent. The planned District Exploration program includes approximately 19,000 metres of drilling and will focus mainly on new discoveries as well as on the surface features of the known underground veins.

The east-west tunnel that joins the north-south Sinaloa Graben tunnel, connecting the historical main mining block, the Central Block, with the new mining area, the Sinaloa Graben, is expected to be completed in the first half of 2013, and is expected to significantly improve access routes at the mine. The Company is also driving a second east-west haulage tunnel approximately 250 metres below the first, that is expected to be completed within 18 months and is designed to facilitate the increased haulage associated with the mine expansion to 2,500 TPD.

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer and owns 100% of the San Dimas gold-silver mine in Mexico. Primero is focused on delivering superior, sustainable value for all stakeholders with low-risk exposure to gold. The Company has intentions to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168 tbrown@primeromining.com

TECHNICAL INFORMATION AND QUALIFIED PERSON/QUALITY CONTROL NOTES

The Mineral Reserve and Mineral Resource estimates for the San Dimas mine have been prepared by Mr. Rodney Webster MAusIMM, MAIG, Mr. Herbert A. Smith P.Eng and Mr. J. Morton Shannon P.Geo, all of AMC and all Qualified Persons (“QP”) for the purposes of National Instrument 43-101 (“NI 43-101”). Mr. Webster, Mr. Smith and Mr. Shannon are independent of the Company. All of the above QPs have reviewed and approved the contents of this news release with respect to the Mineral Reserves and Mineral Resources estimates section.

The scientific and technical information regarding exploration results contained herein is based on information prepared by or under the supervision of Mr. Gabriel Voicu P.Geo., Vice President, Geology and Exploration, Primero, who is a QP for the purposes of NI 43-101. Mr. Voicu has reviewed and approved the contents of this news release with respect to the scientific and technical information regarding exploration results.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF INDICATED AND INFERRED RESOURCES AND RESERVE ESTIMATES

This news release has been prepared in accordance with the requirements of Canadian provincial securities laws which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all mineral reserve and resource estimates included in this news release have been prepared in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification systems. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource estimates disclosed in this news release may not be comparable to similar information disclosed by U.S. companies.

The mineral reserve estimates in this news release have been prepared in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the United States Securities Exchange Act of 1934, as amended, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definition of “probable reserves” used in NI 43-101 differs from the definition in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this news release may not qualify as “reserves” under SEC standards.

In addition, this news release uses the terms “indicated resources” and “inferred resources” to comply with the reporting standards in Canada. The Company advises United States investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. United States investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, United States investors are also cautioned not to assume that all or any part of the “inferred resources” exist. In accordance with Canadian securities laws, estimates of “inferred resources” cannot form the basis of feasibility or other economic studies. It cannot be assumed that all or any part of “indicated resources” or “inferred resources” will ever be upgraded to a higher category or are economically or legally mineable. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian securities laws; however, the SEC only permits issuers to report mineralization as in place tonnage and grade without reference to unit measures.

NI 43-101 also permits the inclusion of disclosure regarding the potential quantity and grade, expressed as ranges, of a target for further exploration provided that the disclosure (i) states with equal prominence that the potential quantity and grade is conceptual in nature, that there has been insufficient exploration to define a mineral resource and that it is uncertain if further exploration will result in the target being delineated as a mineral resources, and (ii) states the basis on which the disclosed potential quantity and grade has been determined. Disclosure regarding exploration potential has been included in this news release. United States investors are cautioned that disclosure of such exploration potential is conceptual in nature by definition and there is no assurance that exploration will result in any category of NI 43-101 mineral resources being identified.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof. Forward-looking statements include, but are not limited to, statements regarding the Company's estimation of mineral reserves and resources and the realization of mineral reserve estimates (including all assumptions), the ability to identify new resources and convert resources and exploration potential into reserves and resources, the ability to add Alexa and Victoria veins to reserves, the timing, nature and success of exploration activities, the expected completion of the east-west tunnels and the results thereof, the expected completion of the mill expansion, the expectation that discovery of an additional high grade vein would lead to an additional mill expansion decision and the potential results of such decision, the future potential to discover new economic veins at San Dimas and intentions to becoming an intermediate gold producer. The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that the Company does not change its development and exploration plans; that prices for gold and silver remain consistent with the Company's expectations; that the Company identifies new veins and extensions of existing veins, that the ratio of gold to silver price is maintained in accordance with the Company’s expectations, that Company’s current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; and that mill and mine development progress as planned. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the ability to achieve planned production levels; the ability to fund exploration and development expenditures and for the expenditures to discover mineralization in minable quantities ; possible variations in ore reserves, grade or recovery rates, mine development and operating risks; and the ability to build a portfolio of precious metals assets in the Americas that there are no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, damage to or loss of equipment, whether as a result of natural occurrences including flooding, political changes, title issues, intervention by local landowners, loss of permits, or environmental concerns or otherwise; uncertainty of mineral reserves, mineral resources, mineral grades and mineral recovery estimates; uncertainty of future production, delays in completion of the mill expansion, exploration and development plans; mining risks, including unexpected formations and cave-ins, which delay operations or prevent extraction of material; risks associated with foreign operations; governmental and environmental regulation; landowner dissatisfaction and disputes; damage to equipment; and labour disruptions. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, th ere may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.